Exhibit 99.2

March 31, 2016

YOUR ASTA BOARD RECOMMENDS THAT YOU REJECT

THE MANGROVE OFFER AS INADEQUATE

Dear Asta Shareholder,

As you may know, on March 22, 2016, MPF Investco 4, LLC, a direct, wholly-owned subsidiary of the Mangrove Partners Master Fund, Ltd. (“Mangrove”) commenced an unsolicited tender offer to acquire your shares of Asta for $9.00 per share (the “Mangrove Offer”). After a thorough review of Mangrove’s offer, your Board of Directors, in consultation with a special committee of the board and its financial and legal advisors, has unanimously determined that the offer significantly undervalues Asta, is inadequate and is not in the best interests of Asta and its shareholders.

Your Board Unanimously Recommends You NOT Tender Your Shares Into the Mangrove Offer.

In lieu thereof, the Board of Directors has announced its intention to conduct its own self-tender offer pursuant to a “Dutch Auction” format at a price per share range of $9.50 to $10.25. For more information with respect to the “Dutch Auction” format, or with respect to our self-tender offer in general, please contact our information agent, Georgeson, Inc. at (877) 278-4774.

Your Board’s Solicitation / Recommendation Statement on Schedule 14D-9 details the reasons that formed the basis of your Board’s recommendation regarding the exchange offer. We urge you to carefully review them, and the rest of the Schedule 14D-9. We will deliver to you the information with respect to our self-tender offer shortly.

WE STRONGLY BELIEVE THE MANGROVE OFFER IS AN OPPORTUNISTIC EFFORT TO ACQUIRE YOUR ASTA SHARES AT AN INADEQUATE PRICE

We believe the Mangrove Offer is inadequate and substantially undervalues Asta.

The Mangrove Offer fails to appropriately reflect the value of Asta’s balance sheet liquidity and earnings that can be generated from that liquidity.

Beginning with the “Great Recession” commencing in December 2007, the general outlook of the economy was highly uncertain. In response to this uncertainty, and in the exercise of its fiduciary duties, the Board of Directors adopted a strategy of preserving adequate liquidity until such time as the economy and financial markets stabilized, and then being in a position to utilize that liquidity to acquire other companies or lines of business. It was this prudent management of the Company’s liquidity that allowed it to purchase the remaining 20% of CBC Settlement Funding, LLC that it did not already own on December 31, 2015.

As a result of this strategy, which helped Asta weather the economic downturn and volatility of the past few years, approximately 35% of Asta’s assets as of December 31, 2015 consist of cash and available for sale securities. Although given the low interest rate environment, the Company’s return on its cash and cash-equivalent assets were necessarily relatively low, the Board believes that the Company’s business model requires ready access to liquid assets in the current financial environment.

The Mangrove Offer values Asta at a discount to its present book value, and to the 52 week high trading price of Asta’s common stock.

Mangrove claims that it is offering a 6.13% premium over the price of Asta’s common stock as of the date of commencement of the Mangrove Offer. However, the $9.00 price in the Mangrove Offer is a discount of 38% to Asta’s book value of $14.49 as of December 31, 2015. In addition, the purchase price in the Mangrove Offer represents a 4.0% discount from the 52 week high price for Asta’s stock, reached on August 14, 2015. It is clear that the Mangrove Offer seeks to take advantage of a dip in Asta’s stock price and purchase the shares at substantially less than their book value.

WE BELIEVE THAT ASTA’S ISSUER TENDER PROVIDES BETTER VALUE TO ALL SHAREHOLDERS, BOTH THOSE THAT SEEK LIQUIDITY AND DECIDE TO TENDER INTO ASTA’S SELF-TENDER OFFER AND THOSE WHO ELECT TO REMAIN AS SHAREHOLDERS OF ASTA.

Asta’s self-tender provides better value to shareholders who desire liquidity and choose to tender.

The Board of Directors of Asta recognizes that there is not a deeply liquid trading market for Asta’s common stock and that therefore some shareholders may tender into the Mangrove Offer to gain liquidity, even though the $9.00 offering price undervalues Asta’s stock. The Board is therefore announcing that it will commence a self-tender offer for up to 3,000,000 shares of Asta’s common stock. Asta’s self-tender will be structured as a dutch auction with a price range of $9.50 to $10.25 per share. Even at the low end of the range, Asta’s proposed issuer tender provides greater value that does the Mangrove Offer.

Asta’s self-tender will provide substantial value for remaining shareholders of Asta, unlike the Mangrove Offer.

As a result of Asta’s self-tender, all shares purchased will be retired. This will reduce the number of outstanding Company common shares, while increasing the book value per share and the earnings per share. For example, Asta estimates that if it purchases 3,000,000 shares at a price of $9.90 per share (the approximate mid-point of the issuer tender offer), the book value per remaining share will increase by 11.3% and earnings per share as of December 31, 2015 would increase by $0.16 per share. Asta believes an increase in book value and earnings per share will likely have a positive impact of the market price of Asta’s common stock.

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We strongly believe in Asta’s continued strong performance and its ability to create shareholder value in the near- and long-term.

We urge you to NOT Tender into the Mangrove Tender Offer.

We urge you to review the materials with respect to Asta’s self-tender offer when they are available.

Your Board of Directors and management team will continue to act in the best interests of Asta and its shareholders. If you have questions please contact Asta’s information agent, Georgeson, Inc., toll-free at (877) 278-4774.

Thank you for your continued support.

Sincerely,

/s/ Gary Stern

Gary Stern
Chairman, Chief Executive Officer